Exhibit 3(ii).3

Amendment No. 2
To the Bylaws of Eternal Energy Corp.
Dated February 22, 2011

Subsection (a) of Section 3.13 of Article III of the Bylaws of Eternal Energy Corp., a Nevada corporation, is hereby deleted in its entirety and replaced with the following:

3.13              Director Committees

(a)              Creation of Committees.  Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them.  Each committee must have one or more members, who serve at the pleasure of the Board of Directors.

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